UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION
DATE RESULTS OF ITS CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – September 16, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced offers to purchase for cash by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) of any and all of its outstanding notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated September 10, 2020 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The Offers expired at 5:00 p.m., New York City time, on September 16, 2020 (the “Expiration Date”). The settlement date with respect to the Offers will occur on September 21, 2020 (the “Settlement Date”).

The table below sets forth the aggregate principal amount of Notes validly tendered in the Offers and not validly withdrawn, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered, at or prior to the Expiration Date, the consideration payable for Notes accepted for purchase in the Offers and the acceptance priority level (the “Acceptance Priority Level”) in connection with the Maximum Consideration Condition described in the Offer to Purchase:

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered by the Expiration Date	Principal Amount Reflected in Notices of Guaranteed Delivery	Principal Amount Expected to be Accepted
6.125% Global Notes Due January 2022	71647N AR0 / US71647NAR08	1	US$618,790,000	US$1,071.50	US$396,183,000	US$26,000	US$396,209,000
5.875% Global Notes Due March 2022	– / XS0716979595	2	€348,642,000	€1,090.00	€194,470,000	-	€194,470,000
4.375% Global Notes Due May 2023	71647N AF6 / US71647NAF69	3	US$1,405,620,000	US$1,068.50	US$316,212,000	US$2,191,000	US$318,403,000
4.250% Global Notes Due October 2023	– / XS0835890350	4	€371,256,000	€1,094.00	€37,673,000	-	€37,673,000
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	5	US$1,585,773,000	US$1,133.50	US$615,053,000	US$199,000	US$615,252,000
4.750% Global Notes Due January 2025	– / XS0982711714	6	€639,649,000	€1,126.25	€98,678,000	-	€98,678,000
5.299% Global Notes Due January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	7	US$2,117,334,000	US$1,115.00	US$888,775,000	US$912,000	US$889,687,000
8.750% Global Notes Due May 2026	71647N AQ2 / US71647NAQ25	8	US$2,042,471,000	US$1,290.50	US$522,871,000	US$1,460,000	US$524,331,000
6.250% Global Notes Due December 2026	– / XS0718502007	9	£615,182,000	£1,125.50	£32,643,000	-	£32,643,000
7.375% Global Notes Due January 2027	71647N AS8 / US71647NAS80	10	US$2,267,504,000	US$1,216.00	US$373,156,000	US$7,484,000	-
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	11	US$2,767,898,000	US$1,140.00	US$416,635,000	US$1,766,000	-
5.750% Global Notes Due February 2029	71647N AZ2 / US71647NAZ24	12	US$1,588,527,000	US$1,137.50	US$259,065,000	-	US$259,065,000

5.375% Global Notes Due October 2029	– / XS0835891838	13	£390,878,000	£1,073.00	£34,280,000	-	£34,280,000
6.625% Global Notes Due January 2034	– / XS0982711474	14	£460,316,000	£1,105.00	£18,570,000	-	£18,570,000
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	15	US$1,093,129,000	US$1,156.25	US$91,795,000	US$9,000	-
6.750% Global Notes Due January 2041	71645W AS0 / US71645WAS08	16	US$1,058,788,000	US$1,145.00	US$149,982,000	US$8,000	-
5.625% Global Notes Due May 2043	71647N AA7 / US71647NAA72	17	US$618,064,000	US$1,062.50	US$74,229,000	US$15,000	-
7.250% Global Notes Due March 2044	71647N AK5 / US71647NAK54	18	US$1,647,605,000	US$1,201.75	US$50,268,000	US$2,329,000	-
6.900% Global Notes Due March 2049	71647N BD0 / US71647NBD03	19	US$2,250,000,000	US$1,167.00	US$159,347,000	US$13,614,000	-
__________________________________________
(1)	Including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000, €1,000 or £1,000, as applicable, principal amount of Notes. Holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date.

In order to be eligible to participate in the Offers, holders of Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Notes to PGF by 5:00 p.m., New York City time, on September 18, 2020 (the “Guaranteed Delivery Date”).

On the terms and subject to the conditions set forth in the Offer to Purchase, because the purchase of all Notes validly tendered in the Offers would cause PGF to purchase an aggregate principal amount of Notes that would result in an aggregate amount to be paid by PGF in excess of the Maximum Consideration described in the Offer to Purchase, PGF expects that it will accept for purchase all of the Notes validly tendered, including Notes for which PGF received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date, in Acceptance Priority Levels 1 through 9, 12, 13 and 14 (the “Covered Notes”). PGF expects to reject tenders of Notes, including Notes for which PGF received notices of guaranteed delivery, in Acceptance Priority Levels 10, 11 and 15 through 19 (the “Non-Covered Notes”). Non-Covered Notes will be returned or credited without expense to the holders’ accounts promptly after the Expiration Date. The principal amount of Covered Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Covered Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Offers is expected to be issued on or promptly after the Settlement Date.

The total cash payment to purchase on the Settlement Date the Covered Notes, excluding accrued and unpaid interest, will be approximately US$3,978 million based on the Pounds Sterling to U.S. dollar exchange rate of US$1.2975 per Pound Sterling, and the Euro to U.S. dollar exchange rate of US$1.1828 per Euro, in each case calculated as of 2:00 p.m., New York City time on the Expiration Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

# # #

PGF engaged BB Securities Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and MUFG Securities Americas Inc. to act as dealer managers with respect to the Offers (the “Dealer Managers”). Global Bondholder Services Corporation acted as the depositary and information agent (the “Depositary”) for the Offers.

Any questions or requests for assistance regarding the Offers may be directed to BB Securities Limited at +44 (207) 367-5800, Citigroup Global Markets Inc. at +1 (212) 723-6106, Credit Suisse Securities (USA) LLC at +1 (800) 820-1653, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182 (toll-free), Mizuho Securities USA LLC at +1 (212) 205-7736 or +1 (866) 271-7403 (toll free) and MUFG Securities Americas Inc.at +1 (212) 405-7481 or +1 (877) 744-4532 (toll free). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The Offers were made solely pursuant to the Offer Documents.

Documents related to the Offers have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This press release and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This press release and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the Offer are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: September 17, 2020